September 15, 2008
CONFIDENTIAL
VIA EDGAR
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: The Hillman Companies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2008 File No: 1-13293
Dear Mr. O’Brien:
     The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the comment letter, dated July 23, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Fiscal Three Months Ended March 31, 2008 (the “Form 10-Q”) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Critical Accounting Policies and Estimates, page 24
1.	Comment: We note your response to comment 1 in our letter dated May 22, 2008. Based on your description on how you estimate the fair value of your Class A and Class B Common Stocks, it remains unclear how you determined the fair value of your Class B Common Stock was $2,037 per share as of March 31, 2006, the $0 per share as of December 31, 2006, $1,692.40 per share as of December 31, 2007, and $599.40 per share as of March 31, 2008. Please provide us with your calculations for each of these periods and disclose such calculations to the extent necessary for a reader’s understanding of the changes in fair value from period to period. Also, please tell us the fair value of your Class A Common Stock for each of these periods, if the fair value differs from the Class B Common Stock fair value. Finally, please tell us how the voting rights and any other materially differing term of your Class A Common Stock versus your Class B Common Stock were taken into account in estimating fair value.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

Response: The calculation of the fair value of the Class B Common Stock as of March 31, 2008, December 31, 2007, December 31, 2006 and March 31, 2006 is detailed below:

	Dollars in thousands except per share
	Mar. 31	Dec. 31	Dec. 31	Mar. 31
	2008	2007	2006	2006
Trailing twelve fiscal months EBITDA (1)	74,312	74,623	70,065	67,820
Valuation Multiple (2)	8.3	8.3	8.3	8.3

Hillman Enterprise Value Excluding All Points and Steelworks	616,790	619,371	581,540	562,904
All Points/Steelworks Fair Value (3)	10,243	10,243	n/a	34,364

Hillman Enterprise Value	627,033	629,614	581,540	597,268

Less:
Senior term loans	231,475	231,475	233,825	213,150
Bank revolving credit	9,120	—	—	20,233
Unsecured subordinated notes	49,820	49,820	49,820	49,448
Junior subordinated debentures redemption value, net (4)	105,446	105,446	105,446	105,446

Total Debt	395,861	386,741	389,091	388,277

Plus:
Adjusted Cash	14,811	11,919	2,551	6,768

Less:
Accrued Hillman Investment Company Class A Preferred (5)	96,306	93,480	83,181	76,159
Accrued Hillman Class A Preferred (5)	140,940	136,630	120,960	110,321

	237,246	230,110	204,141	186,480

Common Equity Value	8,737	24,682	(9,142)	29,279
Liquidity & Minority Discount on Common Only (6)	2,621	7,405	(2,742)	8,784

Discounted Common Equity Value	6,116	17,277	(6,399)	20,495

Fully-diluted Common Shares outstanding	10,209	10,209	10,113	10,061

Fully-diluted Discounted Common Value Per Common Share	$599	$1,692	$(633)	$2,037

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

(1) — EBITDA is calculated for the most recent four fiscal quarters as follows:

	March 31	Dec. 31	Dec. 31	March 31
	2008	2007	2006	2006
Income from operations	43,302	42,157	41,320	41,150
Depreciation and amortization	25,307	25,498	24,880	23,028
Management fees	1,021	1,023	1,019	1,046
Stock compensation expense	4,307	5,322	1,239	1,995
Extinguishment of debt	—	—	726	—
Other adjustments	375	623	881	601

EBITDA	74,312	74,623	70,065	67,820

The other adjustments include one time legal and professional fees.
(2) — The Company has consistently applied a valuation multiple of 8.3, which is pasted on the purchase price of the Merger Transaction and comparable multiples for distribution companies.
(3) — In the initial periods following the acquisitions of Steelworks and All Points the purchase price was deemed the most accurate measure of enterprise value.
(4) — The value of the junior subordinated debentures is the redemption value of $25 per share.
(5) — Redemption value of all preferred shares and options thereon, less any applicable strike price.
(6) — Under the terms of the ESA agreement with management shareholders the redemption of shares is subject to a discount given the lack of a public market for the shares. A 30% discount has applied to the equity value to adjust for the lack of an active market for the shares.
With the exception of the voting rights of the Class A Common Stock, the terms of both the Class A Common Stock and the Class B Common held by management are the same. Code Hennessy & Simmons LLC owns 54.5% of the Company’s voting common stock and, therefore, the fair value of the voting feature of the Class A Common Stock held by management shareholders is not significant. Therefore, management has concluded that there is no difference in the fair value of the Class A Common Stock and Class B Common Stock held by management shareholders.
Disclosure in future periodic filings with the Commission will be expanded to include a detailed calculation of the reported fair value of the Class A Common Stock and Class B Common Stock.
14. Stock-Based Compensation, page 56
2.	Comment: We note your response to comment 14 in our letter dated May 22, 2008 including the disclosure you intend to include in future filings and have the following additional comments. Specifically, we note your statement in your response letter, “[t]he vesting schedule does not apply to the first $1,000 per share value as the holder is entitled to recover the lower of the original cost or market regardless of the vesting schedule.” Further, we note that you intend to disclose in future filings the following statement: “...the Class B Common Stock is adjusted at each balance sheet date to an amount equal to the greater of the fair market value or the original cost of $1,000 per share plus the excess of the fair market value over original cost adjusted for the proportion of consideration received in the form of employee services.” Based on your current disclosure and the disclosures you intend to include in future filings, it is unclear what portion of the Class B Common Stock is subject to vesting. Please include disclosure in future filings that clearly explains what you mean by the Class B Common Stock is subject to vesting. Further, if unvested shares of Class B Common Stock is puttable at the lower of cost ($1,000 per share) or fair market value ($599.40 per share as of March 31, 2008), then it is unclear why you would recognize the greater of cost or fair market value for unvested shares. Please advise.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

Response: The Company will include the following disclosure in the notes to the consolidated financial statements in future periodic reports filed with the Commission to clarify the vesting provisions and the valuation of the Class B Common vested and unvested shares:
“Class B Shares:
The SEC’s Staff Accounting Bulletin Topic 14 requires share based payment instruments classified as temporary equity to be adjusted at each balance sheet date to an amount that is based on the redemption amount of the instrument taking into account the proportion of consideration received in the form of employee services. All of the outstanding shares of Class B Common Stock are subject to vesting over 5 years with 20% of the shares vesting on each anniversary of the Merger Transaction. Vested shares of the Class B Common Stock can be put back to the Company at fair market value upon termination. Unvested shares of the Class B Common Stock are puttable at the lesser of fair market value or cost. Accordingly, the value of the Class B common shares is adjusted at each balance sheet date to fair value for the proportion of consideration received in the form of employee service plus an amount equal to the lesser of fair value or original cost for the proportion of the Class B common shares for which employee service has not been recognized. The proportion of consideration recognized is based on the percentage of employee services for each of the 5 vesting periods. On a weighted average basis, the proportion of service deemed to have been earned for the Class B Common Shares was 95.9% and 91.7% at June 30, 2008 and December 31, 2007, respectively.
There have been no grants or forfeitures of shares of Class B Common Stock since the Merger Transaction. At June 30, 2008, there were 800 Class B Common shares vested with a fair value of $470.32 per share and at December 31, 2007 there were 600 B Common shares vested with a fair value of $1,692.40 per share. At June 30, 2008 the fair value of the Class B Common Stock is less than the original cost and, accordingly, all of the Class B Common Stock is recorded at fair value. For the three and six month periods ended June 30, 2008 and 2007, compensation (income) expense of $(154), $0, $(1,164) and $0, respectively, was recorded in the accompanying condensed consolidated statements of operations.”

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

3.	Comment: With reference to the fair value of the Class B Common Stock as of each balance sheet presented and the amount of shares that have vested through the respective balance sheet date, please clarify for readers how you determined the liability reflected at each balance sheet date.
Response: See the response to comment 2 above.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
9. Common and Preferred Stock, page 13
4.	Comment: We note your response to comment 18 in our letter dated May 22, 2008. We understand that the Hillman Investment Company Class A Preferred Stock was initially reduced by the sponsor fees. However, it remains unclear why the Hillman Company Class A Preferred Stock are not recorded at full redemption/liquidation value of $57,344,400, as this is the amount of your actual liability. Please advise.
Response: As noted in response to comment 18 in the letter dated May 22, 2008, the sponsor fees paid to the non-management shareholders was recorded as a reduction in the investment of the shareholders on a pro rata basis for each class of common and preferred stock acquired. Accordingly, the value of the Hillman Company Class A Preferred Stock recorded at the date of the Merger Transaction was the redemption value less $2,415,484 of allocated sponsor fees. In accordance with SFAS 150, the mandatory redemption feature required the Hillman Company Class A Preferred Stock to be classified as debt. In connection with the classification of the Hillman Company Class A Preferred Stock as debt, the related sponsor fees should have been classified as deferred financing fees instead of a reduction in the related long term liability.
According to SAB Topic 5Q, the initial carrying amount of redeemable preferred stock should be recorded at its fair value at the date of issuance. If the fair value is less than the mandatory redemption amount, periodic accretions using the interest method should be made so that the carrying value will equal the redemption amount on the mandatory redemption date. The Company has not recorded the accretion of the difference between the carrying value and the redemption amount. The amortization of the difference between the carrying value and the redemption amount would have been $28,907, $25,934, $23,267, and $15,865 for the years ended December 31, 2007, 2006, 2005 and the nine months ended December 31, 2004, respectively. The cumulative impact of the amortization from the date of issuance through June 30, 2008 is $109,650.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

From a quantitative standpoint, the impact of the reclassification of the deferred financing fees to long term assets and the related amortization would not be material to the financial statements. The total deferred financing fee reclassification would be less than 1/2% of total assets and liabilities for each balance sheet date presented. For the three years ended December 31, 2007, the amortization of the deferred financing fees would be less than 1% of the reported net loss and less than 0.2% of reported interest expense. The adjustment would have no impact on the Company’s debt compliance or financial statement covenants, would not impact bonuses paid to management or materially impact reported financial trends. Management has applied the criteria of Staff Accounting Bulletin 99, and based on an evaluation of quantitative and qualitative factors, determined the income statement and balance sheet impact of the change would not be material to the consolidated financial statements for the three years ended December 31, 2007 and the nine months ended December 31, 2004.
In future periodic reports filed with the Commission, the Company will disclose the liquidation value and the recorded value of the Hillman Company Class A Preferred Stock and the related deferred financing fees for each balance sheet date presented. In addition, the Company will disclose the amount of the deferred financing fee amortization included in interest expense for each income statement period presented.
* * *
     If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900, extension #2063.

Sincerely,
/s/ James P. Waters
James P. Waters
Chief Financial Officer The Hillman Companies, Inc.

cc: Cynthia M. Krus, Esq.